FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA PLC - ANNUAL GENERAL MEETING 2016

Results of Annual General Meeting held on 29 April 2016

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today.  As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 1 - 8 were passed as ordinary resolutions and resolutions 9 - 11 were passed as special resolutions.

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Company's Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2015	924,514,473	99.61	3,665,459	0.39	928,179,932	73.40%	8,998,621
2	To confirm dividends	933,191,043	99.69	2,915,972	0.31	936,107,015	74.03%	1,071,537
3	To re-appoint KPMG LLP, London as Auditor	929,918,594	99.56	4,151,154	0.44	934,069,748	73.87%	3,108,804
4	To authorise the Directors to agree the remuneration of the Auditor	934,984,319	99.89	988,556	0.11	935,972,875	74.02%	1,204,865
5a	To re-elect Leif Johansson as a Director	861,678,834	94.69	48,321,545	5.31	910,000,379	71.96%	27,177,942
5b	To re-elect Pascal Soriot as a Director	935,167,473	99.93	697,471	0.07	935,864,944	74.01%	1,342,796
5c	To re-elect Marc Dunoyer as a Director	931,875,086	99.58	3,920,615	0.42	935,795,701	74.00%	1,380,982
5d	To re-elect Cori Bargmann as a Director	935,157,654	99.93	635,873	0.07	935,793,527	74.00%	1,384,110
5e	To re-elect Geneviève Berger as a Director	935,199,102	99.93	622,099	0.07	935,821,201	74.00%	1,356,436
5f	To re-elect Bruce Burlington as a Director	933,026,505	99.70	2,762,355	0.30	935,788,860	74.00%	1,389,088
5g	To re-elect Ann Cairns as a Director	933,220,149	99.72	2,618,183	0.28	935,838,332	74.01%	1,339,989
5h	To re-elect Graham Chipchase as a Director	919,686,570	98.97	9,526,012	1.03	929,212,582	73.48%	7,965,366
5i	To re-elect Jean-Philippe Courtois as a Director	933,177,891	99.72	2,593,420	0.28	935,771,311	74.00%	1,406,637
5j	To re-elect Rudy Markham as a Director	923,984,532	98.74	11,766,347	1.26	935,750,879	74.00%	1,427,442
5k	To re-elect Shriti Vadera as a Director	927,479,182	99.11	8,287,726	0.89	935,766,908	74.00%	1,410,552
5l	To re-elect Marcus Wallenberg as a Director	870,828,312	95.76	38,511,577	4.24	909,339,889	71.91%	27,837,158
6	To approve the Annual Report on Remuneration for the year ended 31 December 2015	836,396,151	89.61	96,959,428	10.39	933,355,579	73.81%	3,822,290
7	To authorise limited EU political donations	908,106,542	97.83	20,185,176	2.17	928,291,718	73.41%	8,886,009
8	To authorise the Directors to allot shares	849,809,843	90.97	84,303,774	9.03	934,113,617	73.87%	3,064,122
9	To authorise the Directors to disapply pre-emption rights	922,425,478	98.82	11,009,374	1.18	933,434,852	73.82%	3,742,888
10	To authorise the Company to purchase its own shares	926,166,577	98.96	9,722,078	1.04	935,888,655	74.01%	1,289,613
11	To reduce the notice period for general meetings	829,946,353	88.85	104,116,202	11.15	934,062,555	73.87%	3,115,081

Issued capital
As at 27 April 2016, the number of issued shares of the Company was 1,264,542,488 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM.  In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

A C N Kemp
Company Secretary
29 April 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary